UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   232503 102
                                 (CUSIP Number)

                       If regarding Ventegis Capital AG:
    Karsten Haesen, Cicerostrasse 21, 10709 Berlin, Germany, 49-30-890-43-623 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                            If regarding Holger Timm:
    Holger Timm, Kurfurstendamn 119, 10711 Berlin, Germany, 49-30-890-21-120
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 2, 2001
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.    232503  102
            ---------------

1)    Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        HOLGER  TIMM
      --------------------------------------------------------------------------

2)    Check  the  Appropriate  Box  if  a  Member  of  a  Group

      (a)     [   ]
      (b)     [ X ]

3)    SEC  Use  Only
                      ---------------------------------------------------------

4)    Source  of  Funds     OO
                            ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      -------------------------------------------------------------------------

6)    Citizenship  or  Place  of  Organization     GERMAN
                                                 -------------------------------

      Number  of               (7)  Sole  Voting  Power     0
      Shares  Bene-                                      ----------------------
      ficially                 (8)  Shared  Voting  Power     0
      Owned  by                                            --------------------
      Each  Reporting          (9)  Sole  Dispositive  Power     1,295,400
      Person                                                  -----------------
      With                    (10)  Shared  Dispositive  Power     0
                                                                 ---------------

11)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
           1,295,400
      -------------------------------------------------------------------------

12)   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

      -------------------------------------------------------------------------

13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)     4.9%
                                                                  -------------

14)   Type  of  Reporting  Person       IN
                                   --------------------------------------------

CUSIP  No.    232503  102
            ---------------

1)    Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        VENTEGIS  CAPITAL  AG
      -------------------------------------------------------------------------

2)    Check  the  Appropriate  Box  if  a  Member  of  a  Group

      (a)     [   ]
      (b)     [ X ]

3)    SEC  Use  Only
                      ---------------------------------------------------------

4)    Source  of  Funds     OO
                         ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     --------------------------------------------------------------------------

6)    Citizenship  or  Place  of  Organization    GERMANY
                                                -------------------------------

      Number  of               (7)  Sole  Voting  Power     0
      Shares  Bene-                                      ----------------------
      ficially                 (8)  Shared  Voting  Power     0
      Owned  by                                            --------------------
      Each  Reporting          (9)  Sole  Dispositive  Power   5,577,396
      Person                                                 ------------------
      With                    (10)  Shared  Dispositive  Power     0
                                                                ---------------

11)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
           5,577,396
        -----------------------------------------------------------------------

12)   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

      -------------------------------------------------------------------------

13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)    21.0%
                                                                  -------------

14)   Type  of  Reporting  Person      CO
                                    -------------------------------------------

This Amendment No. 1 to Schedule 13D (the "Schedule 13D/A") amends the Schedule 13D of Holger Timm and Ventegis Capital AG (formerly Cybermind Interactive
Europe,  AG)  ("Ventegis")  dated  April  9,  1999.

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to shares of common stock, par value $0.01 per share ("Shares") of Cybernet Internet Services International, Inc. (the "Company").

The principal executive offices of the Company are located at Stefan-George-Ring 19-23, 81929 Munich, Germany.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This  statement  is  filed  on  behalf  of  Holger  Timm  and  Ventegis.

Holger Timm is a member of the board of Berliner Effektengesellschaft AG. Mr. Timm is a German citizen with a business address at Kurfurstendamm 119, 10711 Berlin, Germany.

Ventegis is a German corporation with principal executive offices at Cicerostrasse 21, 10709 Berlin, Germany. The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of Ventegis.




                         RESIDENCE OR           PRINCIPAL
NAME                     BUSINESS ADDRESS       OCCUPATION          Citizenship
----                     ----------------       ----------          -----------
Cartsen Dujesiefken      Cicerostrasse 21       Member of the       German
                         10709 Berlin,          Executive Board
                         Germany                of Ventegis

Karsten Haesen           Cicerostrasse 21       Member of the       German
                         10709 Berlin,          Executive Board
                         Germany                of Ventegis

Holger Timm              Cicerostrasse 21       Member of the       German
                         10709 Berlin,          Board of
                         Germany                Berliner
                                                Effektengesellschaft
                                                AG

Klaus Gerd Kleversaat    Cicerostrasse 21       Member of the       German
                         10709 Berlin,          Board of Consors
                         Germany                Capital Bank AG

Wolfgang Hermanni        Cicerostrasse 21       Retired Broker      German
                         10709 Berlin,          Dealer
                         Germany




During the last five years, neither Holger Timm nor Ventegis nor, to the knowledge of Ventegis, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

As of September 10, 1998, Holger Timm beneficially owned 1,044,990 Shares and 121,500 shares of preferred stock, series A of the Company.

Effective June 8, 1999, Holger Timm converted 30,375 shares of preferred stock, series A of the Company into 30,375 Shares of the Company on a one-for-one basis.

Effective December 31, 1999, Holger Timm sold 43,000 Shares of the Company in a private transaction.

Effective January 10, 2000, Holger Timm converted 30,375 shares of preferred stock, series A of the Company into 30,375 Shares of the Company on a one-for-one basis.

Effective January 2, 2001, Holger Timm converted 60,750 shares of preferred stock, series A of the Company into 60,750 Shares of the Company on a one-for-one basis.

Effective November 9, 2000, Holger Timm acquired 172,000 Shares of the Company at a price of DM 0.28 per share pursuant to a stock purchase agreement dated April 28, 1997 in which such shares were sold to an employee of the Company and were to revert back to Holger Timm upon termination of the employee's employment contract.

Effective June 8, 1999, Ventegis converted 150,000 shares of preferred stock, series A and 1,290,000 shares of preferred shares, series B of the Company into 1,440,000 Shares of the Company on a one-for-one basis.

Effective September 30, 1999, Ventegis sold 182,604 Shares in exchange for 2.12% of the issued share capital of Mondia AG.

Effective January 10, 2000, Ventegis converted 150,000 shares of preferred stock, series A and 1,290,000 shares of preferred stock, series B into 1,440,000 Shares of the Company on a one-for-one basis.

Effective January 2, 2001, Ventegis converted 300,000 shares of preferred stock, series A and 2,580,000 shares of preferred stock, series B into 2,880,000 shares of the Company on a one-for-one basis.

On November 2, 2001, Holger Timm and Ventegis, MFC Bancorp Ltd. ("MFC") and Consors Capital Bank AG (the "Depositary") entered into an agreement (the "Agreement") dated for reference October 29, 2001 pursuant to which Holger Timm and Ventegis granted MFC voting rights for the term of the Agreement with respect to 1,295,400 and 5,577,396 Shares deposited by Holger Timm and Ventegis, respectively, with the Depositary. MFC will retain such voting rights until the Shares deposited with the Depositary are delivered to the holders of voting trust certificates representing such Shares upon the termination of the Agreement. The Agreement is filed as Exhibit 2 to this

Schedule  13D/A  and  is  incorporated  herein  by  reference.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Except as otherwise disclosed, neither Holger Timm nor Ventegis nor, to the knowledge of Ventegis, any of its directors or executive officers, have the intention of acquiring beneficial ownership over additional Shares, although Holger Timm and Ventegis reserve the right to make additional purchases on the open market, in private transactions and from treasury.

Holger Timm and Ventegis granted MFC voting rights with respect to 1,295,400 and 5,577,396 Shares, respectively, in connection with the Agreement. MFC has disclosed that as part of its ongoing review of its interest in the Shares, MFC is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization of the Company; (f) any other material change in the Company's business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that MFC will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which MFC may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the securities of the Company, the financial condition, results of operations and prospect of the Company and general economic, financial market and industry conditions. MFC has requested, and will be seeking, representation on the Board of Directors of the Company either through appointment or shareholders' meeting, which may result in a change in the management of the Company.

Except as otherwise disclosed, neither Holger Timm nor Ventegis nor, to the knowledge of Ventegis, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a) - (j) of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the Agreement, Holger Timm and Ventegis retain the right to direct the receipt of proceeds from, and the proceeds from the sale of, and accordingly have beneficial ownership of and sole dispositive power over, in aggregate 1,295,400 and 5,577,396 Shares, respectively, representing approximately 4.9% and 21.0%, respectively, of the Company's issued and outstanding Shares. MFC has the sole power to direct the vote of such Shares.

Holger Timm is a minority shareholder of Ventegis and a member of its supervisory board of directors. However, Holger Timm disclaims beneficial ownership of any securities of the Company beneficially owned by Ventegis.

Neither Ventegis or Holger Timm, nor to the knowledge of Ventegis, any of its directors or executive officers, effected any transactions in Shares of the Company during the past 60 days, except as disclosed herein.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

In addition to granting MFC voting rights over the 1,295,400 and 5,577,396 Shares, respectively, Holger Timm and Ventegis granted MFC a right of first refusal pursuant to and for the term of the Agreement to purchase all, but not less than all, of any Shares which Holger Timm and/or Ventegis propose to sell to an arm's length purchaser. The Agreement is filed as Exhibit 2 to this
Schedule  13D/A  and  is  incorporated  herein  by  reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.




Exhibit           Number  Description
-------           -------------------

  1               Joint Filing Agreement between Holger Timm and Ventegis Capital
                  AG dated for reference November 16, 2001.

  2               Agreement among MFC Bancorp Ltd., Holger Timm and Ventegis
                  Capital AG, and Consors Capital Bank AG dated for reference
                  October 29, 2001.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/  Holger  Timm
                                     -------------------------------
                                           (Signature)

                                         Holger  Timm
                                     -------------------------------
                                              (Name)

                                         November  16,  2001
                                     -------------------------------
                                              (Date)


                                          VENTEGIS  CAPITAL  AG

                                         By:  /s/  Karsten  Haesen
                                     -------------------------------
                                           (Signature)

                                         Karsten  Haesen,  Vorstand
                                     -------------------------------
                                        (Name  and  Title)

                                         November  16,  2001
                                     -------------------------------
                                              (Date)

                                  EXHIBIT INDEX




Exhibit        Number  Description
-------        -------------------

  1            Joint Filing Agreement between Holger Timm and Ventegis Capital
               AG dated for reference November 16, 2001.

  2            Agreement among MFC Bancorp Ltd., Holger Timm and Ventegis
               Capital AG, and Consors Capital Bank AG dated for reference
               October 29, 2001.

